

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 3, 2007

Mr. Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited
24 St. Andrews Road
Parktown, 2193 South Africa

> **Re:** **Gold Fields Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Filed November 24, 2006**
> **Response Letters Dated June 8 and June 12, 2007**
> **File No. 001-31318**

Dear Mr. Holland:

We have reviewed your filing and response letters and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2006

Results of Operations – Years Ended June 30, 2006 and 2005, page 145

Depreciation and Amortization, page 150

1.   We note your June 12, 2007 letter response to our prior comment 2, indicating that you will be filing an amendment to update your reserve information through your fiscal year end of June 30, 2006. As conveyed to your external legal counsel Jennifer Schneck in a telephone call on June 14, 2007, we will need your proposed mineral reserve disclosures as of June 30, 2006, mentioned in your response, including a description of the methodology applied to calculate your reserve changes and encompassing the reasons for the changes over the entire

fiscal period, in order to continue with our review. Please submit a draft amendment to your Form 20-F, marked to show all changes necessary to comply with the comments issued during this review. We may have further comments after reviewing your proposed disclosures.

2.   On a related point, in your response to prior comment 2, you explain that in calculating depreciation, depletion and amortization for the periods presented, you "…already followed the approach suggested by the SEC by monitoring and assessing the implications of significant changes in the Company's reserves that it became aware of during the relevant period….," for the purpose of updating the reserve estimates utilized in your formulas to reflect material information as it arises during the period. However, you then state that for some of your properties, such calculations are "adjusted half-yearly," while the calculations for other properties are adjusted either in conjunction with a three phase process resulting in your annual reserve updates, or possibly from operational data received from the mine operations during your monthly meetings.

Further ambiguity surfaces in your proposed disclosure, stating that in calculating amortization and depreciation, "…account is taken of any major changes in the proven and probable reserves between formal reserve estimations resulting from acquisitions, dispositions or discoveries or changes in assumptions that have a material impact on the reserves that the Company becomes aware of." We do not see how the examples you provide result in timely updating of the formulas utilized in calculating DD&A expense, as would be necessary to reflect new information arising during the period that would have a material effect on the DD&A expense that is otherwise being calculated. Please further revise your proposed disclosure to address the following points.

(a)   Clarify the manner by which "account is taken" so that it is clear how this compares to adjusting your DD&A formulas when necessary to reflect new information, and also differentiate between major changes and non-major changes that would have a material effect on the DD&A expense.

(b)   Indicate the amount of time that generally passes between an event in which you may have informal information about reserve changes, and the formal reserve estimations that may later be prepared and considered in conjunction with one of your monthly, bi-annual, or yearly events.

(c)   Discuss the extent to which you have evaluated changes which would have a material effect on DD&A recorded during the period, in addition to those changes having a material impact on reserves.

If you are not able to show that your DD&A formulas have been updated during the periods presented on a timely basis, to reflect new information that would have a material effect on your DD&A expense, it may be necessary to revise your financial statements. Please describe the nature of the documentation you have supporting your application of the policy.

Financial Statements

Note 2 – Significant Accounting Policies, page F-7

(d) Property, Plant and Equipment, page F-8

3.   We note your disclosure under point (i) indicating that you capitalize costs incurred to further develop or define mineralization in an orebody, or which establish or expand productive capacity. Please disclose how you determine whether a cost establishes or expands productive capacity, while addressing the uncertainty that exists at the time of incurring the cost, as to whether you will be successful in this regard.

Additionally, explain how you account for costs of drilling and other activities necessary to convert measured, indicated and inferred resources to proven or probable reserves, and for upgrading resources from one category to another, in close proximity to your development and production stage properties.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief